Mail Stop 4561

August 13, 2007

VIA U.S. MAIL AND FAX (949) 462-7444

Shirlene Lopez
President
Del Taco Restaurant Properties I
25521 Commercentere Drive
Lake Forest, California 92630

      Re: **Del Taco Restaurant Properties I**
                Form 10-K for Fiscal Year Ended
                December 31, 2006
                Filed March 23, 2007
                Form 10-Q for Quarterly Period Ended
                March 31, 2007
                Filed May 14, 2007
                File No. 000-16191

Dear Ms. Lopez:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief